Exhibit (h)(11)

WAIVER AGREEMENT

This WAIVER AGREEMENT (“Waiver Agreement”) is made as of July 29, 2005, by United States Trust Company of New York, a state-chartered bank and trust company (“United States Trust”) and U.S. Trust Company, N.A., a national bank organized under the laws of the United States (“U.S. Trust” and together with United States Trust, the “Advisers”) for the benefit of Excelsior Tax-Exempt Funds, Inc., a Maryland corporation and a registered investment company under the Investment Company Act of 1940, as amended (“Excelsior”). This Waiver Agreement supercedes all other previous waiver agreements between the parties hereto relating to the subject matter contained herein, including that certain “Notice of Termination to Amended and Restated Waiver Agreement” dated January 25, 2005.

WITNESSETH:

WHEREAS, Excelsior and the Advisers have from time to time entered into agreements whereby the Advisers have committed to waive all or a portion of their investment advisory fees and/or reimburse expenses to the extent necessary to maintain each Excelsior Fund’s (the “Funds”) total operating expenses at a specified level; and

WHEREAS, currently this commitment is reflected in a “Notice of Termination to Amended and Restated Waiver Agreement”; and

WHEREAS, the Advisers desire to terminate the Notice of Termination to Amended and Restated Waiver Agreement and to restate their commitment to waive their fees or reimburse Fund expenses at specified levels in this Waiver Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1. Termination of Existing Notice of Termination to Amended and Restated Waiver Agreement: Pursuant to paragraph 2 of the “Notice of Termination to Amended and Restated Waiver Agreement,” the Advisers hereby provide notice to Excelsior of their termination of that agreement as of July 29, 2005, and the commitments contained therein.

2. Fee Waiver and Expense Reimbursement Commitment: The Advisers hereby undertake to waive all or a portion of their investment advisory fees and/or reimburse the expenses of the Funds in amounts necessary to maintain the Fund’s total annual operating expenses as set forth in Exhibit A, which is attached herewith until July 31, 2006. The Advisers understand and intend that Excelsior will rely on this commitment in, among other things, approving the renewal of the Investment Advisory Agreement between the Funds and the Advisers and marketing and selling shares of the Funds, and that this commitment therefore constitutes a binding commitment on the part of the Advisers which may not be withdrawn by them prior to July 31, 2006. The Advisers agree and intend that this commitment will renew automatically on each August 1 for an additional 12 month term unless the Advisers provide Excelsior with notice of termination of this commitment prior to the expiration of its then current term.

IN WITNESS WHEREOF, the Advisers have caused this Waiver Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

UNITED STATES TRUST COMPANY OF NEW YORK

By:	/s/ Mary Martinez
Name:	Mary Martinez
Title:	Managing Director

U.S. TRUST COMPANY, N.A.

By:	/s/ Neil M. McDonnell
Name:	Neil M. McDonnell
Title:	SVP/CFO

Dated: July 29, 2005

Exhibit A

Excelsior Tax-Exempt Funds, Inc.

Name of Portfolio	Total Annual Operating Expenses
Tax Exempt Money Fund	0.55%
New York Tax-Exempt Money Fund	0.60%
Intermediate-Term Tax-Exempt Fund	0.65%
Long-Term Tax-Exempt Fund	0.80%
California Short-Intermediate-Term Tax-Exempt Fund	0.50%
New York Intermediate-Term Tax-Exempt Fund	0.80%
Short-Term Tax-Exempt Securities Fund	0.60%